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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

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May 9, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Ms. Folake Ayoola

Mr. Craig Wilson

Ms. Melissa Walsh

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA, Inc. (CIK No. 0001728190)
Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-224202)
Responses to the Staff’s Comments Letter Dated May 8, 2018

Dear Ms. Jacobs, Ms. Ayoola, Mr. Wilson and Ms. Walsh:

On behalf of our client, HUYA, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amended No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Securities and Exchange Commission

May 9, 2018

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on May 7, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated May 8, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company has requested that the Staff declare the effectiveness of the Registration Statement on or about May 10, 2018, and has filed the joint acceleration requests on May 9, 2018. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Recent Developments, page 7

1.	Please revise to provide an analysis of the statements of operations data and key metrics for the three months ended March 31, 2018, addressing how the trends compare to the historical results in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the cause for material trend dissimilarities. In this regard, you indicate that these results may not be indicative of future results. Ensure that you address how the growth rates compare to your historical results. In addition, disclose why only partial information is provided.

In response to the Staff’s comments, the Company has revised the disclosure on pages 7 and 8 of the Registration Statement.

Summary Consolidated Financial Data

Summary Consolidated Balance Sheet Data, page 13

2.	In addition to the automatic conversion of such shares, it appears that the issuance and sale of 64,488,235 series B-2 preferred shares to Linen Investment Limited in March 2018 is also included in the “Pro forma as adjusted” amounts. Please revise to indicate that these amounts include the proceeds from such issuance and sale. Please make similar revisions throughout your filing to the explanation of the events reflected in pro forma as adjusted amounts.

In response to the Staff’s comments, the Company has revised the disclosure on pages 13, 67, 69, 70 of the Registration Statement.

Securities and Exchange Commission

May 9, 2018

Risk Factors

We rely on contractual arrangements with our PRC variable interest entity …., page 37

3.	We note your response to our prior comment 2. Please revise your disclosure to state that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the Company from pursuing claims under the United States federal securities laws.

In response to the Staff’s comments, the Company has revised the disclosure on page 36 of the Registration Statement.

Description of American Depositary Shares, page 179

4.	We note from your response to our prior comment 4 where you state that “the provisions regarding arbitration only related to claims arising out of or in connection with the contractual relationship created by the deposit agreement.” Please revise your disclosure to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. Additionally, please revise your disclosure here and in the risk factor section on page 57 to clarify that the deposit agreement does not relate to claims under the federal securities laws.

The Company respectfully advises the Staff that, different from the provision regarding arbitration, the waiver of the right to a jury trial in the deposit agreement applies to ADS holders’ claims made under the federal securities laws. Section 22(a) of the Securities Act of 1933 provides that the federal courts have jurisdiction over claims under the federal securities laws and that Section 14 prohibits parties from contracting out of that jurisdiction. Therefore, the provisions relating to arbitration does not prevent ADSs holders from pursuing claims under the federal securities laws. Meanwhile, there is no explicit legal prohibition for the parties of the deposit agreement to contract out jury trial. Therefore, the provision on the waiver of the right to a jury trial applies to all claims, including claims under the federal securities laws, in legal proceedings against the depositary or the Company arising out of or relating to the ADSs or the Company’s shares underlying such ADSs.

In response to the Staff’s comments, the Company has revised the disclosure on pages 57 and 179 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 23. Subsequent events, page F-53

5.	You indicate in your discussion of recent developments on page 7 that net income for the three months ended March 31, 2018 includes RMB11.9 million (US$1.9 million) in fair value loss on derivative liabilities related to your preferred shares. In your discussion of the rights and privileges of your preferred shares upon the closing of the Tencent Transaction, please revise to disclose the financial effect. Refer to ASC 855-10-50-2.

In response to the Staff’s comments, the Company has revised the disclosure on pages F-52 to F-56 of the Registration Statement.

Securities and Exchange Commission

May 9, 2018

*        *        *

If you have any questions regarding the Amendment No. 3, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc. Dachuan Sha, Chief Financial Officer, HUYA Inc.Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLPDavid Zhang, Esq., Partner, Kirkland & Ellis International LLPSteve Lin, Esq., Partner, Kirkland & Ellis International LLP